FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  September 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

Second Confirmation Agreement dated August 24, 2006

On August 24, 2006, the Registrant, Minco Silver Corporation and Minco Mining (China) Corporation entered into a second confirmation agreement pursuant to which the parties thereto confirmed, among other things, that Minco Mining (China) Corporation holds the Fuwan Permits on behalf of and in trust for Minco Silver Corporation and that Minco Silver Corporation has the sole authority to direct Minco Mining (China) Corporation in the future as to any transfer or other transaction relating to the Fuwan Permits.  The Registrant and Minco Mining (China) Corporation agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits.

2.

Exhibits

2.1

Second Confirmation Agreement dated August 24, 2006 between Minco Mining & Metals Corporation, Minco Mining (China) Corporation and Minco Silver Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Matthew Kavanagh”

Date:    September 26, 2006

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

THIS SECOND CONFIRMATION AGREEMENT made as of the 24th day of August, 2006.

BETWEEN:

MINCO MINING & METALS CORPORATION, a company duly incorporated pursuant to the laws of British Columbia and having an office at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

(hereinafter called "Minco Mining)

OF THE FIRST PART

AND:

MINCO MINING (CHINA) CORPORATION, a company duly incorporated pursuant to the laws of the Peoples Republic of China and having an office at Suite 1200, Kunxun Tower, 9 Zhichuan Road, Haidiam District, Beijing,  China, 00083.

(hereinafter called "Minco China")

OF THE SECOND PART

AND:

MINCO SILVER CORPORATION, a company duly incorporated pursuant to the laws of British Columbia and having an office at Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

(hereinafter called "Minco Silver")

OF THE THIRD PART

WHEREAS:

a)

Minco China is a wholly-owned subsidiary of Minco Mining;

b)

On August 20, 2004, Minco Silver, Minco Mining, Minco China and Minco Silver Ltd. (“Minco BVI”) entered into an assignment agreement (the “Assignment Agreement”) whereby Minco Silver issued 14,000,000 common shares to Minco Mining, and Minco Mining, Minco BVI and Minco China assigned to Minco Silver their respective interests in each of the following:

(i)

the preliminary Fuwan joint venture agreement dated April 16, 2004 and amended August 18, 2004 (the “Preliminary Fuwan JV Agreement”) between Minco BVI and the Guangdong Geological Exploration and Development Corporation (“GGEDC”);

(ii)

the right to earn the 51% interest in the silver mineralization to be acquired by Minco Mining pursuant to the proposed joint venture involving Minco Mining and certain other entities in respect of the 1.19 km2 Changkeng gold property located in Gaoyao City of Guangdong Province in southern China (the “Changkeng Property”); and

(iii)

certain additional exploration permits identified by and to be acquired by Minco China, namely the exploration permits numbered 0100000510045, 0100000510046 and 0100000510047 and an exploration permit in respect of the Dadinggang silver and multi-metals property in Gaoyao City of Zhaoqing City in Guangdong Province (collectively, the “Additional Permits”).

c)

Minco Silver and GGEDC entered into a formal joint venture agreement dated September 28, 2004 (the “Fuwan JV Agreement”), which replaced and superseded the Preliminary Fuwan JV

Agreement and which provided for the establishment of a sino-foreign joint venture with limited liability to be known as “Guangdong Minco-Nanling Mining Co., Ltd.” (the “Fuwan JV”) which would serve as the vehicle through which the Fuwan JV would conduct further exploration and assess the economic viability of developing certain silver deposits. In particular, the Fuwan JV Agreement contemplated the acquisition by the Fuwan JV of the exploration permit numbered 440000040093 (the “Original Fuwan Silver Permit”) and the Additional Permits from No. 757 Geo-Exploration Team of Guangdong Geological Exploration Bureau (“757 Team”).

d)

The Fuwan JV Agreement provides for a total investment of 30 million RMB (the “Fuwan Total Investment”) and registered capital of 15 million RMB. The Fuwan Total Investment was to be funded by Minco Silver as to 70% and by GGEDC as to 30%. The parties to the Fuwan JV Agreement agreed that their respective portions of the Fuwan Total Investment would be made in the following six instalments:

(i)

within 15 days after the Fuwan JV is granted a business licence and a foreign currency account number, GGEDC and Minco Silver shall contribute 2.1 million RMB and 4.9 million RMB, respectively;

(ii)

within 3 months after the approval of a contract in respect of the transfer of the Original Fuwan Silver Permit by relevant land and resources administration authorities (the “Contract Commencement Date”), GGEDC and Minco Silver shall contribute 1.2 million RMB and 2.8 million RMB, respectively;

(iii)

within 6 months after the Contract Commencement Date, GGEDC and Minco Silver shall contribute 1.2 million RMB and 2.8 million RMB, respectively;

(iv)

within 180 days after the first three instalments are paid, GGEDC and Minco Silver shall contribute 2.1 million RMB and 4.9 million RMB, respectively;

(v)

within 540 days after the first three instalments are paid, GGEDC and Minco Silver shall contribute 1.2 million RMB and 2.8 million RMB, respectively; and

(vi)

within 720 days after the first three instalments are paid, GGEDC and Minco Silver shall contribute 1.2 million RMB and 2.8 million RMB, respectively.

e)

The parties to the Fuwan JV Agreement also agreed that Minco Silver would pay to the 757 Team an acquisition payment in the amount of 1.5 million RMB within 50 days of the Additional Permits being issued to Minco China.

f)

On November 19, 2004, 757 Team and Minco China entered into an agreement (the “757 Transfer Agreement”) pursuant to which 757 Team agreed to transfer and sell to Minco China the Original Fuwan Silver Permit for consideration of 10.33 million RMB to be paid as follows:

(i)

40% within 30 days after the approval of the 757 Transfer Agreement by the relevant governmental authorities;

(ii)

30% within 12 months after the transfer of the Original Fuwan Silver Permit; and

(iii)

30% within 24 months after the transfer of the Original Fuwan Silver Permit.

g)

On November 19, 2004, 757 Team, GGEDC and Minco China entered into a confirmation agreement (the “Transfer Confirmation Agreement”) which clarified that Minco China would transfer at cost the Original Fuwan Silver Permit to the Fuwan JV within one year after its receipt of the Original Fuwan Silver Permit pursuant to the 757 Transfer Agreement. The Transfer Confirmation Agreement also provided that any expenses incurred in connection with the transfer of the Original Fuwan Silver Permit would be borne by the Fuwan JV. Minco China also agreed thereunder to pre-pay, on behalf of the Fuwan JV, 80,000 RMB to 757 Team as an appraisal fee in respect of the Original Fuwan Silver Permit.

h)

On April 7, 2005, Minco China acquired the Additional Permits on behalf of the Fuwan JV from 757 Team for 1.5 million RMB.

i)

On April 22, 2005, the application submitted by 757 Team and Minco China for the transfer of the Original Fuwan Silver Permit pursuant to the 757 Transfer Agreement was considered in accordance with all the state’s requirements for a title transfer and approved by the Department of Land and Resources of Guangdong Province, thereby approving the transfer application.

j)

On May 2, 2005, Minco Mining, Minco China and Minco Silver entered into a confirmation agreement (the “First Confirmation Agreement”) pursuant to which, among other things, Minco China confirmed that it held the Additional Permits and the right to the Original Fuwan Silver Permit in trust for the Fuwan JV and that, upon the establishment of the Fuwan JV pursuant to the Fuwan JV Agreement and upon the written demand of the Fuwan JV, Minco China would transfer such permits to the Fuwan JV for no additional consideration. Minco Mining also agreed under the First Confirmation Agreement that it would ensure that Minco China remained a wholly-owned subsidiary of Minco Mining until such time as the permits were transferred to the Fuwan JV.

k)

On July 20, 2005 the reconnaissance survey exploration permit (# 0100000520120) in respect of the 0.79 km2 Fuwan silver property in Gaomong Region, Foshan City of Guangdong Province was issued to Minco China (the “Fuwan Silver Permit”), which replaced the Original Fuwan Silver Permit.

l)

On September 26, 2005, the Ministry of Land and Resources of the PRC confirmed receipt of application from Minco China for a new permit in respect of the Dadinggang Property which is adjacent to the property underlying the Fuwan Silver Permit which application is still pending as at the date of this Agreement.

m)

On January 10, 2006, Minco Silver entered into a contract (the “Amending Contract”) with GGEDC to amend the Fuwan JV Agreement.  Pursuant to the Amending Contract, Minco Silver and GGEDC agreed to not proceed with the establishment of the Fuwan JV. Rather, Minco Silver agreed to be responsible for 100% of the exploration and development expenditures relating to the Fuwan Silver Permit and the Additional Permits (collectively, the “Fuwan Permits”), including the entire 10.33 million RMB purchase price for the Fuwan Silver Permit. The parties confirmed that the purchase price (the “Fuwan Purchase Price”) for the Fuwan Silver Permit would be paid by Minco Silver as follows:

(i)

40% within 30 days after the date on which approval of the 757 Transfer Agreement is obtained by the relevant governmental authorities (which date was July 20, 2005);

(ii)

30% within 12 months after the transfer of the Original Fuwan Silver Permit (therefore by July 20, 2006); and

(iii)

30% within 24 months after the transfer of the Original Fuwan Silver Permit (therefore by July 20, 2007).

The first and second of these instalments of 4,132,000 RMB and 3,099,000 RMB respectively, have been paid as of the date of this Agreement.

n)

Pursuant to the Amending Contract, upon satisfaction of the Fuwan Purchase Price, the parties agreed that Minco Silver would hold, through Minco China, a 100% interest in the Fuwan Permits, subject to GGEDC retaining a 10% net profit interest in the properties subject to the Fuwan Permits. GGEDC also agreed pursuant to the Amending Contract to provide certain services and technical support to Minco Silver, including, for instance, (i) assisting in respect of the application for exploration permits; (ii) assisting in respect of the application for land titles and infrastructure permits; and (iii) facilitating contacts and relationships with government authorities.

o)

The parties hereto wish to confirm by way of this Agreement their rights and obligations with respect to Minco China’s holding of the Fuwan Permits and any other licenses, deeds, permits or similar such documents or any other rights, interests or assets that may in the future be acquired or held by Minco China in trust for and on behalf of Minco Silver (together with the Fuwan Permits, the “Assets”), which agreement replaces and supersedes the First Confirmation Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the payment of the sum of One Dollar ($1.00) and other good and valuable consideration by Minco Silver, the receipt and adequacy of which is hereby acknowledged by Minco Mining and Minco China, the parties hereto covenant and agree each with the other as follows:

1.

Minco China hereby confirms that it shall hold the Assets in trust for, and on behalf of, Minco Silver, and that it has no, and will not have any, beneficial interest in respect of the Assets and shall only deal with the Assets in accordance with the written direction of Minco Silver from time to time. The parties hereto each acknowledge and agree that the Assets shall be held by Minco China for and on behalf of Minco Silver on a temporary basis until such time as Minco Silver has established a new Chinese corporation, majority controlled by Minco Silver ("New ChinaCo"), and has obtained all necessary permits and approvals from Chinese governmental authorities to enable New ChinaCo to hold the Assets and conduct exploration and development activities on the properties underlying the Assets.  At such time as New ChinaCo is established and holds all relevant permits and approvals, it is intended that Minco Silver shall direct that the Assets be transferred from Minco China to New ChinaCo.

2.

Upon the written demand of Minco Silver at any time during the term of this Agreement, Minco China shall forthwith transfer the Assets to such entity or entities as may be designated by Minco Silver for no additional consideration and each of Minco Mining and Minco China will perform and execute every other act, matter or thing, instrument, document, writing, agreement or covenant necessary, desirable or useful in connection therewith.

3.

Minco China covenants with Minco Silver that it will observe and perform all obligations, covenants and requirements to be performed by it pursuant to or in connection with the Assets when required to be performed, provided always that Minco Silver is not in default of its obligations under section 9 herein.

4.

Minco Mining hereby agrees that during the term of this Agreement it shall not:

a)

transfer or sell or enter into any agreement or grant any option or right, including convertible securities, options, warrants or convertible obligations of any nature, for the purchase, sale or transfer of any part of its ownership or equity interest in Minco China, or approve or enter into any agreement in respect of the foregoing; or

b)

approve any agreement or grant any option or right, including convertible securities, options, warrants or convertible obligations of any nature, for the purchase, sale, transfer, allotment or issuance of any shares, registered capital or any other ownership or equity interest in Minco China, or approve or enter into any agreement in respect of any of the foregoing; or

c)

pledge, grant security interests in, or otherwise encumber, any part of its ownership or equity interest in Minco China, or enter into any agreement in respect of the foregoing;

if any of the foregoing actions in (a), (b) or (c), individually or in combination, would have the effect of Minco Mining holding at any point in time less than, on either an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

5.

Minco Mining hereby agrees that during the term of this Agreement it shall not grant any security interests in, pledge or otherwise encumber in any manner whatsoever any of the Assets, or approve or enter into any agreement in respect of any of the foregoing.

6.

Minco China hereby agrees that during the term of this Agreement it shall not:

a)

transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, any of the Assets, or approve or enter into any agreement in respect of any of the foregoing; or

b)

enter into any agreement or grant any option or right, including convertible securities, options, warrants or convertible obligations of any nature, for the purchase, sale, transfer, allotment or issuance of any shares, registered capital or any other ownership or equity interest in Minco China, or approve or enter into any agreement in respect of any of the foregoing if any of the foregoing actions individually or in combination, would have the effect of Minco Mining holding at any point in time less than, on either an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

7.

Minco Mining and Minco China covenant with Minco Silver that they will, during such time as Minco China remains the holder of any Assets, perform and execute, at the request of Minco Silver, every act, matter or thing, instrument, document, writing, agreement or covenant necessary, desirable or useful in connection with Minco Silver’s exploration and development of the mineral properties underlying the Assets, provided always that Minco Silver is not in default of its obligations under section 9 herein.

8.

Minco Mining and Minco China hereby acknowledge that Minco China’s Articles of Association provide that the business scope of Minco China is to develop exploration and mining related technology and software. Minco Mining and Minco China hereby covenant and agree that they shall take all reasonable steps to obtain the necessary governmental and regulatory approvals in respect of expanding the business scope of Minco China’s Articles of Association to include mining exploration and production activities.

9.

Minco Mining and Minco Silver hereby covenant and agree that any cash flows, royalties, revenues, profits or any other amounts relating to, or flowing from, any exploration, development or production in respect of or in connection with any of the Assets and which are paid or payable to Minco China as the holder of the Assets, shall be for the account of, and transferred immediately to, without any deductions whatsoever, Minco Silver, to be thereafter allocated in such manner as determined by Minco Silver in its sole discretion. Minco Silver acknowledges that it shall be responsible for all costs and expenses relating to the maintenance and exploitation of the Assets and it shall reimburse Minco China for any such costs or expenses incurred by Minco China, on behalf of Minco Silver, in respect of the Assets.

10.

Minco Mining agrees to take all commercially reasonable steps to obtain as quickly as possible and to maintain, at least a 51% interest in the mineral exploration rights to the Changkeng Property (including the rights to the silver mineralization), either by means of a joint venture or otherwise, and to provide Minco Silver with the exclusive right to earn a 51% interest in the silver mineralization relating to the Changkeng Property.

11.

This agreement replaces and supersedes the First Confirmation Agreement.

12.

This agreement has a term commencing the date hereof and terminating at such time as Minco China no longer holds any Assets in trust for, and on behalf of, Minco Silver. This agreement may be amended or terminated only with the written consent of each of Minco Mining, Minco China and Minco Silver.

13.

This Agreement shall enure to the benefit of and be binding upon the successors and assigns of the parties hereto, and shall be governed by and construed in accordance with the laws of the Province of British Columbia, Canada.

14.

This Agreement may be signed by facsimile and in counterpart.  Signed counterpart copies, when read together, shall be irrevocably deemed to constitute a single binding Agreement signed by both parties.

IN WITNESS WHEREOF THIS AGREEMENT has been executed by the parties hereto on the day and year first above written.

MINCO MINING & METALS CORPORATION

Per:

 _______________________________

Authorized Signatory

MINCO MINING (CHINA) CORPORATION

Per:

 _______________________________

Authorized Signatory

MINCO SILVER CORPORATION

Per:

 _______________________________

Authorized Signatory